UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on real state receivables certificates

Rio de Janeiro, October 31, 2022 –Petróleo Brasileiro S.A. – Petrobras hereby informs that, today, was released notice to the market regarding the public offering of real state receivables certificates (the CRI), up to 3 (three) series, comprising the 1st, 2nd and 3rd series of the 67th issuance of Opea Securitizadora S.A. (the Securitizadora), backed by book-entry commercial notes of the 2nd issuance (Issuance) of the Company, without real and personal guarantee, up to three series (the Commercial Notes), for private placement. The Commercial Notes will be subscribed exclusively by the Securitizadora, within the scope of the securitization of real estate receivables related to the Commercial Notes, to compose the backing of the CRI, as established in the CRI securitization term. The CRIs are object of a public offering of distribution, pursuant to Instruction of the Brazilian Securities and Exchange Commission (the CVM) No. 400, of December 29, 2003, as in force, of CVM Resolution No. December 2021, as in force, and other applicable legal and regulatory provisions.

The Issuance was approved by the Executive Board of Petrobras and will comprise up to 1,800,000 Commercial Notes, with a nominal unit value of BRL 1,000.00 (Nominal Unit Value), in a total amount of up to one billion and eight hundred million Reais (BRL 1,800,000,000) (Total Issue Amount), provided that the Total Issue Amount and the number of Commercial Notes may be reduced, as long as there is a placement of at least one billion and five hundred million Reais (BRL 1,500,000,000.00), which is equivalent to the initial value of the CRI offer, to be defined in the bookbuilding procedure.

The Commercial Notes of the first series will have a maturity period of 2,703 days from its issuance date, which corresponds to November 16, 2022 (Issuance Date), and, therefore, maturing on April 11, 2030 (IPCA I Commercial Notes); the Commercial Notes of the second series will have a maturity period of 3,648 days from the Issuance Date, and, therefore, maturing on November 11, 2032 (IPCA II Commercial Notes); and the Commercial Notes of the third series will have a maturity period of 5,475 days from the Issuance Date, and, therefore, maturing on November 12, 2037 (IPCA III Commercial Notes), except in the event of early maturity of the obligations arising from the Commercial Notes or redemption advance of the Commercial Notes, under the terms of the issuance agreement of the Commercial Notes (Issuance Agreement).

The Unit Nominal Value or outstanding Unit Nominal Value will be monetarily updated by the accumulated variation of the Índice Nacional de Preços ao Consumidor Amplo (IPCA), published by the Instituto Brasileiro de Geografia e Estatística (IBGE), as of the start date of the profitability of the Commercial Notes to be defined in the Issuance Agreement (Monetary Adjustment), and the product of the Monetary Adjustment of the Commercial Notes will be automatically incorporated into the Unit Nominal Value or the outstanding Unit Nominal Value of the Commercial Notes (Updated Unit Nominal Value), subject to the terms and conditions to be established in the Issuance Agreement. The Monetary Adjustment will be calculated according to the formula to be established in the Issuance Agreement.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Over the Updated Unit Nominal Value of the IPCA I Commercial Notes, the Updated Unit Nominal Value of the IPCA II Commercial Notes and the Updated Unit Nominal Value of the IPCA III Commercial Notes, as the case may be, will be subject to fixed rate corresponding to a certain percentage, to be defined in accordance with the bookbuilding procedure, limited to: (a) for IPCA I Commercial Notes, at the highest rate between (I) five hundredths percent (0.05%) per year, on a two hundred and fifty-two (252) business days basis, exponentially increased by the internal rate of return of the IPCA+ Treasury with Semiannual Interest (NTN-B), maturing on 2030, based on the indicative quotation published by the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) on its website, to be determined at the close of the business day immediately prior to the bookbuilding procedure; and (II) six integers and twenty one-hundredths percent (6.20%) per year, on a two hundred and fifty-two (252) business days basis; (b) for IPCA II Commercial Notes, at the highest rate between (I) fifteen hundredths of a percent (0.15%) per year, on a two hundred and fifty-two (252) business days basis, exponentially increased by the internal rate of return of the Treasury IPCA+ with Semiannual Interest (NTN-B), maturing on 2032, based on the indicative quotation published by ANBIMA on its website, to be calculated at the close of the business day immediately prior to the bookbuilding procedure; and (II) six integers and thirty-five hundredths percent (6.35% ) per year, on a two hundred and fifty-two (252) business days basis; and (c) for IPCA III Commercial Notes, at the highest rate between (I) thirty one-hundredths of a percent (0.30% ) per year, on a two hundred and fifty-two (252) business days basis, exponentially increased by the internal rate of return IPCA+ Treasury with Semiannual Interest (NTN-B), maturing on 2035, based on the indicative quotation published by ANBIMA on its website, to be determined at the close of the business day immediately prior to the bookbuilding procedure; and (II) six integers and sixty one-hundredths of a percent (6.60%) per year, on a two hundred and fifty-two (252) business days basis, to be calculated according to the respective formula to be described in the Issuance Agreement.

The net funds obtained and raised by the Company with the Issuance of the Commercial Notes will be allocated, by the Company, (a) until the maturity date of the 3rd series real state receivables certificates, backed by the Commercial Notes, to be established in the CRI securitization term, or (b) until the Company proves the application of all the resources obtained with the Issuance of the Commercial Notes, whichever occurs first, directly by the Company, for (I) payment of expenses, costs and expenses not yet incurred, by the Company, directly related to the construction, expansion, development and/or renovation, and/or the payment of amounts due under contracts of lease and other real estate contracts, of certain properties and/or real estate developments to be described in the Issuance Instrument, and/or (II) reimbursement of expenses, costs and expenses already incurred by the Company, within a maximum period of 24 months prior to the closing of the real state receivables certificates offering, directly related to the payment of amounts due under lease agreements and other real estate agreements, of certain properties and /or real estate projects to be described in the Issuance Agreement, observing the way in which the resources are used and the indicative schedule for the use of the resources to be described in the Issuance Agreement

This notice to the market is exclusively informative, under the terms of the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as sales and/or disclosure material for the Commercial Notes and/or the CRI offering.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer